FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated April 3, 2001 announcing that STMicroelectronics and Hitachi have formed SuperH, Inc. to boost the proliferation of SuperH cores in embedded microprocessor applications.

[STMICROELECTRONICS LOGO]                                            HITACHI
                                                                Inspire the Next


PR NO: C1000P

            SuperH, Inc. formed by Hitachi and STMicroelectronics to
                 Boost the Proliferation of SuperH(TM) Cores in
                      Embedded Microprocessor Applications

           New San Jose-based company to develop enhanced SuperH RISC microprocessor cores and license MPU technology to the open market, facilitating powerful, cost-effective system-on-chip implementations


[San Jose, California / Tokyo / London] April 3, 2001 - STMicroelectronics (NYSE: STM) and Hitachi, Ltd. (NYSE: HIT) today announced that they have signed an agreement to establish an independent company, named SuperH, Inc., which will develop and license RISC microprocessor cores of the SuperH(TM) family. The new company will license the SH-4 core and all subsequent SuperH cores to the open market, making it easier for customers worldwide to create powerful, cost-effective system-on-chip (SOC) embedded microprocessor (MPU) designs. SuperH, Inc. will also complete final development of the 64-bit SH-5 processor and take over the development of the future SH-6 and SH-7 cores.

Hitachi and STMicroelectronics, both of which are world top-ten semiconductor companies that manufacture and market a broad portfolio of devices, believe that an independently managed entity concentrating on developing and licensing the SuperH family of processor cores will provide significant benefits for systems manufacturers and semiconductor firms. As the new company will be staffed by a highly focused and experienced R&D team and backed by a fully dedicated support organization, SuperH, Inc. will have the resources needed to deliver the high levels of expertise, performance and responsiveness that sophisticated customers demand.

The success of SuperH, Inc. will enlarge the already extensive user base for the SuperH architecture and make it an even more compelling embedded system design choice, particularly for microprocessor-based application-specific products. The potential gains are significant; according to market research firm Gartner Dataquest, the worldwide market for such MPU-based application-specific products should increase by 33% this year and reach 1.4 billion units within four years.

The SuperH family of high-performance 32-bit and 64-bit processor cores is ideally suited for digital consumer, automotive and telecommunications applications. These applications typically require a highly integrated system-on-chip solution that includes a powerful embedded processing engine and can run a wide variety of application software on industry-standard operating systems and middleware.


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SuperH, Inc. will have its headquarters in San Jose, California, with operations in Bristol, U.K. and Tokyo, Japan, creating a global R&D network and customer support structure. The Chief Executive Officer of the new company will be Toshimasa Kihara, formerly General Manager of Microcomputer & ASIC Product Operation at Hitachi, and the Chief Operating Officer will be Jean-Marie
Rolland, currently R&D Director for MicroCore Development at STMicroelectronics. Initially, around 100 people will be employed by SuperH, Inc., the majority of whom will transfer from Hitachi and STMicroelectronics.

Etsuhiko Shoyama, President and Director of Hitachi, Ltd., said: "The new company will have the necessary mandate, resources and focus to take the SuperH family of processor cores to the open market. It will make the SuperH architecture the de facto standard in digital consumer, automotive and telecommunications. By leveraging the outstanding combination of price, performance and power that SuperH CPUs offer, from the SH-4 series upwards, SuperH, Inc. will make the cores compelling choices for leading-edge customers contemplating advanced system-on-chip designs."

Pasquale Pistorio, President and CEO of STMicroelectronics, said: "The establishment of this new company is the culmination of the excellent relationship that STMicroelectronics has enjoyed with Hitachi over the past few years to develop leading-edge microprocessor cores for system-on-chip applications. The SuperH architecture already enjoys a significant market presence, especially in the digital consumer and automotive segments. SuperH, Inc. will build on this strength and really play a leading role in the fast growing embedded RISC processor market."

Both STMicroelectronics and Hitachi are contributing the necessary intellectual property rights, human resources and financial assets that SuperH, Inc. needs to start its operations. Initially, the new company will be jointly owned by Hitachi and STMicroelectronics and managed as an independent entity. The Board of Directors of the new company will comprise four members from Hitachi and four members from STMicroelectronics. A strategic round of investment is planned following incorporation.

Hitachi and STMicroelectronics have been promoting the SuperH architecture together and jointly developing the SH-5 core in a close relationship since 1998. In October 2000, the companies also announced plans to jointly develop the SH-6 and SH-7 cores.

The contemplated transaction is subject to certain regulatory approvals. STMicroelectronics and Hitachi expect the transaction to close within the quarter.

                                      ***

About the SuperH architecture
SuperH is a RISC microprocessor technology based on an original Hitachi architecture. To date, six cores have been released: the SH-1, SH-2, SH-3, SH2-DSP, SH3-DSP and SH-4. SuperH processors are used in many fields of industry, including information systems and digital consumer products. Applications include digital set-top boxes, portable information appliances, car navigation systems, factory automation systems and digital cameras. Further information about SuperH products can be found on http://www.SuperH.com.

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

About Hitachi, Ltd.
Hitachi, Ltd., headquartered in Tokyo, Japan, is one of the world's leading global electronics companies, with fiscal 1999 (ended March 31, 2000) consolidated sales of 8,001 billion yen ($75.5 billion*). The company manufactures and markets a wide range of products, including computers, semiconductors, consumer products and power and industrial equipment. For more information on Hitachi, Ltd., please visit Hitachi's web site at http://global.hitachi.com/ Hitachi's semiconductor business web site/home page address: http://global.hitachi.com/Sicd/index.htm
*At an exchange rate of 106 yen to the dollar.

About STMicroelectronics
STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. According to Dataquest's annual ranking for 2000, STMicroelectronics is the sixth largest semiconductor company in the world. Further information on ST can be found at www.st.com.

Editor's Note: SuperH is a trademark of Hitachi, Ltd.

STMICROELECTRONICS CONTACTS:

Media -                                 Investors -
Maria Grazia Prestini                   Benoit de Leusse
Corporate Press Relations Manager       Investor Relations Manager Europe
STMicroelectronics                      STMicroelectronics
Tel. +39.039.603.59.01                  Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                  Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com             benoit.de-leusse@cst.com

Lorie Lichtlen/Nelly Dimey              Jean-Benoit Roquette/Nicole Curtin
Media Relations                         Investor Relations
Morgen-Walke Europe                     Morgen-Walke Europe
Tel. +33.1.47.03.68.10                  Tel. +33.1.47.03.68.10
llichtlen@mweurope.com                  jbroquette@mweurope.com


HITACHI MEDIA CONTACTS:

Kantaro Tanii
Hitachi Europe Ltd.
Tel: +44-(0)1628-585379
kantaro.tanii@hitachi-eu.com

Jonathan Colbourne
Hitachi Europe Ltd.
Tel: +44-(0)1628-585163
jonathan.colbourne@hitachi-eu.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer